FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated January 17, 2013

Item 1

TRANSLATION

Autonomous City of Buenos Aires, January 17, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Changes in the Board and Senior
Management Structure of YPF SA

Dear Sirs:

The purpose of this letter is to comply with current regulations and report changes in the composition of the Board and the Senior Management structure of YPF S.A.

In this regard, please be advised that the Board of Directors of the Company, at its meeting held on January 17, 2013, has accepted the resignations of Messrs. Guillermo Juan Pereyra and Oscar Alberto Lamboglia as Directors for the Class D shares. In addition, and in accordance with the order of substitution established by the Shareholders' Meeting held on June 4, 2012, Messrs. Manuel Arévalo and Ricardo Luis Saporiti, who had previously been appointed as alternate Directors, will fill the aforementioned vacant positions at the Board.

               Also, at the same meeting, the Board approved the creation of the position of Upstream Executive Director, which includes the areas of Exploration, Exploitation and Upstream Services, which will be headed by Mr. Jesús Grande, who previously served as Director of Quality, Environment, Health and Security, position that is now vacant. In addition, the Board of Directors appointed Lic. Doris Capurro as Director of Communications and Institutional Relations. Finally, the Board noted the resignation of Mr. Tomás Ramón Zapata, who served as Director of Reserves Control and appointed Mr. Javier Sanagua in his place, who served as Regional Manager for Neuquén – Río Negro.

               Yours faithfully,

Gabriel E. Ábalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: January 18, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer